AMERICAN AIRLINES WORKS WITH POINTS INTERNATIONAL TO
LAUNCH NEW TRAVEL PROGRAM
TrAAvel Perks to add new dimension to American Airlines AAdvantage Program

TORONTO, Aug. 9, 2006 - Points International Ltd. (TSX: PTS; OTCBB: PTSEF) — owner and operator of the world’s leading reward-management portal, Points.com — is pleased to announce the launch of the TrAAvel Perks®, a new travel program developed by American Airlines and Points International for members of American’s AAdvantage® program.

The TrAAvel Perks program provides AAdvantage® rewards program members with special benefits and offers that help them save time and money when they travel. These benefits include two certificates good toward domestic, coach, round-trip companion travel when a qualifying round-trip ticket is purchased, as well as a number of unique offers from leading retail, online, travel and leisure participants.

“We are very excited to work with American Airlines on this new initiative,” said Points International CEO Rob MacLean. “We believe that this will bring tremendous value to AAdvantage® members, and it is another great example of how we continue to expand our relationship with American. We are appreciative of their continued confidence in us to deliver innovative solutions.”

The TrAAvel Perks® program is a membership-fee-based program powered by Points International. The newly launched Web site, www.TrAAvelPerks.com, describes the benefits of membership, lists the discounts and promotional rules and includes a special, limited-time introductory membership offer.

About Points International Ltd.
Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group’s Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.
Web site: http://www.points.com

About American Airlines
American Airlines is the world's largest airline. American, American Eagle and the AmericanConnection® airlines serve 250 cities in over 40 countries with more than 3,900 daily flights. The combined network fleet numbers more than 1,000 aircraft. American's award-winning Web site, AA.com, provides users with easy access to check and book fares, plus personalized news, information and travel offers. American Airlines is a founding member of the oneworld® Alliance, which brings together some of the best and biggest names in the airline business, enabling them to offer their customers more services and benefits than any airline can provide on its own. Together, its members serve more than 600 destinations in over 135 countries and territories. American Airlines, Inc. and American Eagle Airlines, Inc. are subsidiaries of AMR Corporation. AmericanAirlines, American Eagle, AmericanConnection, AA.com and AAdvantage are registered trademarks of American Airlines, Inc. (NYSE: AMR)

Web site: http://www.aa.com
For more information contact:
Steve Yuzpe, CFO, Points International Ltd., (416) 596-6382, steve.yuzpe@points.com;

For investor relations:
Allyson Pooley, Integrated Corporate Relations, (310) 954-1100, Allyson.Pooley@icrinc.com.

For inquiries:
Christopher Barnard, President, Points International Ltd., (416) 596-6381, christopher.barnard@points.com.
Billy Sanez, Corporate Communications, American Airlines, (817) 967-1577, corp.comm@aa.com.